Exhibit 99.1

Radware Reports Third Quarter 2023 Financial Results

Third Quarter 2023 Financial Results and Highlights
•	Revenue of $61.6 million, down 13% year-over-year
•	Cloud ARR of $62.5 million, up 25% year-over-year
•	Non-GAAP EPS of $0.07; GAAP net loss per diluted share of $0.16

TEL AVIV, Israel, November 1, 2023 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the third quarter ended September 30, 2023.

“During the third quarter of 2023, our cloud ARR growth accelerated to 25%,” said Roy Zisapel, Radware’s president and CEO. “Going forward, we intend to continue to focus on growing the cloud security business. Combined with cautious optimism regarding the recovery of our appliance business and prudent cost management, we believe we will emerge stronger from the current challenges.”

Financial Highlights for the Third Quarter 2023
Revenue for the third quarter of 2023 totaled $61.6 million:
•	Revenue in the Americas region was $24.9 million for the third quarter of 2023, a decrease of 24% from $32.9 million in the third quarter of 2022.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $19.3 million for the third quarter of 2023, a decrease of 13% from $22.2 million in the third quarter of 2022.
•	Revenue in the Asia-Pacific (“APAC”) region was $17.4 million for the third quarter of 2023, an increase of 12% from $15.5 million in the third quarter of 2022.

GAAP net loss for the third quarter of 2023 was $6.9 million, or $(0.16) per diluted share, compared to GAAP net loss of $3.0 million, or $0.07 per diluted share, for the third quarter of 2022.

Non-GAAP net income for the third quarter of 2023 was $2.9 million, or $0.07 per diluted share, compared to non-GAAP net income of $6.7 million, or $0.15 per diluted share, for the third quarter of 2022.

As of September 30, 2023, the Company had cash, cash equivalents, short-term bank deposits, and marketable securities of $371.6 million. Cash flow from operations was negative $9.8 million in the third quarter of 2023.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, November 1, 2023, at 8:30 a.m. EDT to discuss its third quarter 2023 results and the Company’s fourth quarter 2023 outlook. To participate on the call, please use the following numbers:
U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; the effects of the current attacks by the terrorist groups Hamas and Hezbollah, and the war between Israel and Hamas and Israel and Hezbollah;  natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

###

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2023 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	32,422	46,185
Available-for-sale marketable securities	85,409	44,180
Short-term bank deposits	203,913	207,679
Trade receivables, net	12,372	17,752
Other receivables and prepaid expenses	10,915	7,196
Inventories	12,994	11,428
	358,025	334,420

Long-term investments
Available-for-sale marketable securities	49,898	90,148
Long-term bank deposits	0	43,765
Severance pay funds	2,061	2,146
	51,959	136,059

Property and equipment, net	19,321	21,068
Intangible assets, net	16,710	19,686
Other long-term assets	40,047	41,269
Operating lease right-of-use assets	20,132	23,078
Goodwill	68,008	68,008
Total assets	574,202	643,588

Liabilities and shareholders' equity

Current Liabilities
Trade payables	6,069	6,464
Deferred revenues	106,109	108,243
Operating lease liabilities	4,439	4,685
Other payables and accrued expenses	33,206	44,643
	149,823	164,035

Long-term liabilities
Deferred revenues	63,258	72,219
Operating lease liabilities	15,956	19,461
Other long-term liabilities	20,172	19,430
	99,386	111,110

Shareholders' equity
Share capital	733	732
Additional paid-in capital	521,196	498,168
Accumulated other comprehensive loss, net of tax	(4,174)	(4,844)
Treasury stock, at cost	(356,969)	(303,299)
Retained earnings	125,662	141,402
Total Radware Ltd. shareholder's equity	286,448	332,159

Non–controlling interest	38,545	36,284

Total shareholders' equity	324,993	368,443

Total liabilities and shareholders' equity	574,202	643,588

Radware Ltd.
Condensed Consolidated Statements of Income (loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	61,612	70,521	196,260	219,343
Cost of revenues	12,838	13,138	38,886	39,967
Gross profit	48,774	57,383	157,374	179,376

Operating expenses, net:
Research and development, net	20,614	22,083	62,905	64,076
Selling and marketing	30,532	31,416	94,368	93,989
General and administrative	7,824	7,278	24,378	19,542
Total operating expenses, net	58,970	60,777	181,651	177,607

Operating income (loss)	(10,196)	(3,394)	(24,277)	1,769
Financial income, net	3,778	1,350	10,688	6,034
Income (loss) before taxes on income	(6,418)	(2,044)	(13,589)	7,803
Taxes on income	433	920	2,151	3,845
Net income (loss)	(6,851)	(2,964)	(15,740)	3,958

Basic net earnings (loss) per share	(0.16)	(0.07)	(0.36)	0.09

Weighted average number of shares used to compute basic net earnings (loss) per share	42,261,637	44,623,247	43,232,405	45,063,925

Diluted net earnings (loss) per share	(0.16)	(0.07)	(0.36)	0.09

Weighted average number of shares used to compute diluted net earnings (loss) per share	42,261,637	44,623,247	43,232,405	46,189,437

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	48,774	57,383	157,374	179,376
Share-based compensation	177	103	403	287
Amortization of intangible assets	992	992	2,976	2,712
Non-GAAP gross profit	49,943	58,478	160,753	182,375

GAAP research and development, net	20,614	22,083	62,905	64,076
Share-based compensation	2,064	1,775	6,200	5,219
Non-GAAP Research and development, net	18,550	20,308	56,705	58,857

GAAP selling and marketing	30,532	31,416	94,368	93,989
Share-based compensation	2,134	3,356	9,065	8,248
Restructuring costs	1,273	-	1,273	-
Non-GAAP selling and marketing	27,125	28,060	84,030	85,741

GAAP general and administrative	7,824	7,278	24,378	19,542
Share-based compensation	2,884	2,397	9,483	3,941
Acquisition costs	211	-	769	-
Litigation costs	-	-	-	1,142
Non-GAAP general and administrative	4,729	4,881	14,126	14,459

GAAP total operating expenses, net	58,970	60,777	181,651	177,607
Share-based compensation	7,082	7,528	24,748	17,408
Acquisition costs	211	-	769	-
Litigation costs	-	-	-	1,142
Restructuring costs	1,273	-	1,273	-
Non-GAAP total operating expenses, net	50,404	53,249	154,861	159,057

GAAP operating income (loss)	(10,196)	(3,394)	(24,277)	1,769
Share-based compensation	7,259	7,631	25,151	17,695
Acquisition costs	211	-	769	-
Amortization of intangible assets	992	992	2,976	2,712
Litigation costs	-	-	-	1,142
Restructuring costs	1,273	-	1,273	-
Non-GAAP operating income	(461)	5,229	5,892	23,318

GAAP financial income, net	3,778	1,350	10,688	6,034
Exchange rate differences, net on balance sheet items included in financial income, net	37	1,100	(770)	(1,714)
Non-GAAP financial income, net	3,815	2,450	9,918	4,320

GAAP income before taxes on income (loss)	(6,418)	(2,044)	(13,589)	7,803
Share-based compensation	7,259	7,631	25,151	17,695
Acquisition costs	211	-	769	-
Amortization of intangible assets	992	992	2,976	2,712
Litigation costs	-	-	-	1,142
Restructuring costs	1,273	-	1,273	-
Exchange rate differences, net on balance sheet items included in financial income, net	37	1,100	(770)	(1,714)
Non-GAAP income before taxes on income	3,354	7,679	15,810	27,638

GAAP taxes on income	433	920	2,151	3,845
Tax related adjustments	62	62	185	185
Non-GAAP taxes on income	495	982	2,336	4,030

GAAP net income (loss)	(6,851)	(2,964)	(15,740)	3,958
Share-based compensation	7,259	7,631	25,151	17,695
Acquisition costs	211	-	769	-
Amortization of intangible assets	992	992	2,976	2,712
Litigation costs	-	-	-	1,142
Restructuring costs	1,273	-	1,273	-
Exchange rate differences, net on balance sheet items included in financial income, net	37	1,100	(770)	(1,714)
Tax related adjustments	(62)	(62)	(185)	(185)
Non-GAAP net income	2,859	6,697	13,474	23,608

GAAP diluted net earnings (loss) per share	(0.16)	(0.07)	(0.36)	0.09
Share-based compensation	0.17	0.17	0.57	0.38
Acquisition costs	0.00	0.00	0.02	0.00
Amortization of intangible assets	0.03	0.02	0.07	0.06
Litigation costs	0.00	0.00	0.00	0.03
Restructuring costs	0.03	0.00	0.03	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	0.00	0.02	(0.02)	(0.04)
Tax related adjustments	0.00	(0.00)	0.00	(0.00)
Non-GAAP diluted net earnings per share	0.07	0.15	0.31	0.51

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	43,163,159	45,623,336	44,058,549	46,189,437

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	(6,851)	(2,964)	(15,740)	3,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,025	3,097	9,216	8,814
Share-based compensation	7,259	7,631	25,151	17,695
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	161	193	1,116	1,579
Loss (gain) related to securities, net	0	(4)	244	(64)
Decrease in accrued interest on bank deposits	(2,289)	(1,128)	(3,814)	(1,056)
Decrease in accrued severance pay, net	(401)	(176)	(506)	(82)
Decrease (increase) in trade receivables, net	4,448	(1,509)	5,380	(160)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(215)	3,852	(2,541)	(473)
Decrease (increase) in inventories	(671)	549	(1,566)	726
Increase (decrease) in trade payables	(1,778)	(670)	(395)	2,460
Increase (decrease) in deferred revenues	(12,311)	(8,609)	(11,095)	11,891
Increase (decrease) in other payables and accrued expenses	644	1,463	(10,798)	(20,719)
Decrease in operating lease liabilities, net	(804)	(209)	(805)	(1,981)
Net cash provided by (used in) operating activities	(9,783)	1,516	(6,153)	22,588

Cash flows from investing activities:

Purchase of property and equipment	(1,130)	(2,549)	(4,493)	(7,046)
Proceeds from other long-term assets, net	29	69	77	106
Proceeds from (investment in) bank deposits, net	21,145	1,000	51,345	(19,201)
Proceeds from sale, redemption of and purchase of marketable securities, net	2,228	(862)	347	(5,502)
Payment for the business acquisition of SecurityDAM Ltd.	(2,063)	0	(2,063)	(30,000)
Net cash provided (used in) investing activities	20,209	(2,342)	45,213	(61,643)

Cash flows from financing activities:

Proceeds from exercise of stock options	0	401	308	1,202
Repurchase of shares	(20,648)	(6,305)	(53,131)	(47,191)
Proceeds from issuance of Preferred A shares in subsidiary	0	0	0	35,000
Net cash used in financing activities	(20,648)	(5,904)	(52,823)	(10,989)

Decrease in cash and cash equivalents	(10,222)	(6,730)	(13,763)	(50,044)
Cash and cash equivalents at the beginning of the period	42,644	49,199	46,185	92,513
Cash and cash equivalents at the end of the period	32,422	42,469	32,422	42,469

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME (LOSS) TO EBITDA AND ADJUSTE EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income (loss)	(6,851)	(2,964)	(15,740)	3,958
Exclude: Financial income, net	(3,778)	(1,350)	(10,688)	(6,034)
Exclude: Depreciation and amortization expense	3,025	3,097	9,216	8,814
Exclude: Taxes on income	433	920	2,151	3,845
EBITDA	(7,171)	(297)	(15,061)	10,583

Share-based compensation	7,259	7,631	25,151	17,695
Litigation costs	-	-	-	1,142
Restructuring costs	1,273	-	1,273	-
Acquisition costs	211	-	769	-
Adjusted EBITDA	1,572	7,334	12,132	29,420

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Amortization of intangible assets	992	992	2,976	2,712

Depreciation	2,033	2,105	6,240	6,102

	3,025	3,097	9,216	8,814